UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period ___July 2004____	File No. __0-50582__

Fronteer Development Group Inc.

(Name of Registrant)

1640 – 1066 West Hastings St., Vancouver, British Columbia  CANADA V6E 3X2

(Address of principal executive offices)

1.

News Release dated July 14, 2004

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  XXX      FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTEER DEVELOPMENT GROUP INC.

(Registrant)

Dated:  July 14, 2004                     Signed: _/s/ Larry Johnson

                                                                       Larry Johnson, Chief Financial Officer

1640-1066 West Hastings Street, Vancouver, BC, V6E 3X1

NEWS RELEASE   04-21

                                    FRG – Toronto Stock Exchange

FRR – Frankfurt Stock Exchange

July 14, 2004

DRILL RESULTS EXPAND SIZE OF GOLD SHOOT AT DIXIE LAKE

Fronteer Development Group Inc. (FRG - Toronto Stock Exchange, FRR - Frankfurt Stock Exchange) is pleased to report assays from the first three holes of a five hole (2,500 metre) diamond drill program at the Dixie Lake Gold Project.  Two of the holes have extended the recently discovered gold shoot within the 88-4 zone.  Gold mineralization in these two holes was intersected over broad intervals (12-15 metres of core length), characterized by higher grade sections (15-20 g/t gold) containing some visible gold.

DRILLING RESULTS

•

DL-04-08 intersected 15.1 metres @ 1.7 g/t gold including 1.3 metres @ 7.4 g/t gold.

•

DL-04-10 intersected 12.4 metres @ 2.1 g/t gold including 1.5 metres @ 9.3 g/t gold.

Hole (DL-04-09) deviated 30 metres to the southeast from its intended target and intersected the southeastern edge of the shoot.  This hole returned 8.7 metres @ 0.78 g/t gold including 1.5 metres @ 1.5 g/t gold.  Assays for holes DL-04-11 and DL-04-12 are pending.

Drilling highlights within the 88-4 shoot are shown in the table below.

Drill Hole	Core Length (metres)	Gold (g/t)
DL-04-01	2.0	11.1
DL-04-02	1.0	10.3
DL-04-04	4.0	11.0
including	2.1	18.5
DL-04-05	2.0	7.4
including	1.1	11.2
DL-04-06	8.2	10.9
including	5.1	15.1
including	2.3	27.7
DL-03-06	4.3	5.8
including	0.9	12.0
DL-03-08	4.0	12.5
including	1.5	24.7
DL-89-09	2.8	15.6
DL-04-08	1.3	7.4
DL-04-10	1.5	9.3

Fronteer also completed property scale geochemical sampling and ground magnetic surveys as part of the current program.  Fronteer and Alberta Star plan to commence a $750,000 Phase 4 drill program in September 2004, to begin targeting additional high grade gold shoots by testing new geochemical and geophysical targets.

Over the past 12 months Fronteer, with its funding partner Alberta Star, has significantly upgraded the resource potential of the Dixie Lake Property, demonstrating that high grade gold mineralization is present over significant widths and that its geometry is both predictable and continuous over a vertical range of at least 400 metres.

Fronteer is focused on “Discovery-Stage” opportunities that offer the potential for significant wealth creation.  With a backstop of solid assets in Canada and Western Turkey, Fronteer is well positioned for growth.  Fronteer has $11.1 million in working capital, no debt and 30.5 million shares outstanding.

GEOLOGICAL LONG SECTION THROUGH THE 88-4 ZONE SHOWING THE SHOOT GEOMETRY

For further information on Fronteer visit www.fronteergroup.com or contact

Mark O'Dea, President & CEO

604-632-4677 (Phone)

modea@fronteergroup.com

Assay results have been prepared under the guidance of Dr Mark O’Dea P.Geo, who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data.  All core samples were analyzed by ALS Chemex, North Vancouver, BC, using ICP-AES and fire assay.

This News Release includes certain "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve that involve various degrees of risk. The following are important factors that could cause Fronteer’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.